      As filed with the Securities and Exchange Commission on May 10, 2000

                                  Schedule TO
                             Tender Offer Statement

   under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                       Shared Medical Systems Corporation
                           (Name of Subject Company)

                        Autobahn Acquisition Corporation
                          a Wholly Owned Subsidiary of

                              Siemens Corporation
                     an Indirect Wholly Owned Subsidiary of

                           Siemens Aktiengesellschaft
                            (Name of Filing Persons)

                                 COMMON STOCK,
                                PAR VALUE $0.01
                         (Title of Class of Securities)

                                   819486101
                     (CUSIP Number of Class of Securities)

                            Kenneth R. Meyers, Esq.
                              Siemens Corporation
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 258-4000
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                  with a copy to:

                        Benjamin F. Stapleton III, Esq.
                              Sullivan & Cromwell
                                125 Broad Street
                         New York, New York 10004-2498
                                 (212) 558-4000

--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE

          Transaction valuation (1)            Amount of filing fee
               $2,192,613,911                        $438,523

--------------------------------------------------------------------------------
(1) Based on the offer to purchase all of the outstanding shares of common stock of Shared Medical Systems Corporation at a purchase price of $73.00 cash per share, 27,012,963 shares outstanding and outstanding options with respect to 3,022,844 shares, in each case as of April 30, 2000.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
   Amount Previously Paid: N/A
   Form or Registration No.: N/A
   Filing Party: N/A
   Date Filed: N/A

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

   This Tender Offer Statement on Schedule TO relates to the commencement by Autobahn Acquisition Corporation, a Delaware corporation ("Merger Sub") and a wholly owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of Shared Medical Systems Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock ("Rights") issued pursuant to the Rights Agreement, dated as of May 1, 1991, as amended, between the Company and ChaseMellon Shareholder Services, L.L.C. (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $73.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   (a) Financial information. Not applicable.
   (b) Pro forma information. Not applicable.

Item 11. Additional Information.

   (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12. Exhibits.

   The following are attached as exhibits to this Schedule TO:

 (a)(1)         Offer to Purchase, dated May 10, 2000.
 (a)(2)         Letter of Transmittal.
 (a)(3)         Notice of Guaranteed Delivery.
 (a)(4)         Guidelines for Certification of Taxpayer Identification Number
                on Substitute
                Form W-9.
 (a)(5)         Form of Letter to brokers, dealers, commercial banks, trust companies and
                other nominees.
 (a)(6)         Form of Letter to be used by brokers, dealers, commercial
                banks, trust companies and
                other nominees to their clients.
 (a)(7)         Summary newspaper advertisement, dated May 10, 2000. Published in The Wall
                Street Journal.
 Exhibit (b)    None.
 Exhibit (d)(1) Agreement and Plan of Merger, dated as of April 30, 2000, by and among Parent,
                the Merger Sub and the Company.
 Exhibit (d)(2) None.
 Exhibit (g)    None.
 Exhibit (h)    None.

Item 13. Information Required by Schedule 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2000                        Autobahn Acquisition Corporation

                                               /s/ Michael W. Schiefen
                                          -------------------------------------
                                          Name:Michael W. Schiefen
                                          Title:President

                                               /s/ E. Robert Lupone
                                          -------------------------------------
                                          Name:E. Robert Lupone
                                          Title:Vice President

                                          Siemens Corporation

                                               /s/ Michael W. Schiefen
                                          -------------------------------------
                                          Name:Michael W. Schiefen
                                          Title:Vice President-Corporate
                                          Department

                                               /s/ E. Robert Lupone
                                          -------------------------------------
                                          Name:E. Robert Lupone
                                          Title:Vice President, General
                                          Counsel
                                               and Secretary

                                          Siemens Aktiengesellschaft

                                               /s/ Prof. Dr. Erich Reinhardt
                                          -------------------------------------
                                          Name:Prof. Dr. Erich Reinhardt
                                          Title:CEO & Group President Medical
                                               Engineering

                                               /s/ Goetz Steinhardt
                                          -------------------------------------
                                          Name:Goetz Steinhardt
                                          Title:Corporate Vice President
                                               Group Executive Medical
                                               Engineering

                                       3